Exhibit 3.1

State of Delaware

Secretary of State

Division of Corporations

Delivered 10:36 AM 08/30/2018

FILED 10:36 AM 08/30/2018

SR 20186430934 - File Number 6160806

Certificate of Amendment of the Certificate of Incorporation

of

Southeastern Holdings, Inc.

Under Section 242, As Amended, of the General Corporation

Law of the State of Delaware

_________________________________________

It is hereby certified that:

FIRST:            The Certificate of Incorporation of the Corporation was filed with the Department of State on September 22, 2016.

SECOND:       The name under which the corporation was formed is Southeastern Holdings, Inc.

THIRD:          The Articles of the Certificate of Incorporation of the Corporation affected by this Certificate of Amendment are Article FIRST and Article FOURTH:

FOURTH:      Article FIRST of the Certificate of Incorporation is hereby amended to read as follows:

FIRST:            The name of the corporation (hereinafter referred to as the "Corporation") is Blockchain Holdings Capital Ventures, Inc.

FIFTH:          Article FOURTH of the Certificate of Incorporation is hereby amended to read as follows:

FOURTH:       At the time of the effectiveness of this Certificate of Amendment, the Corporation will effect a reverse stock split with respect to its Common Stock, par value $0.0001 (the "Common. Stock"), such that shareholders of the Company shall receive one (1) share of Common Stock for every one hundred (100) shares of Common Stock currently held, with any fractional share resulting being rounded up to the nearest whole share if equal to or greater than one-half (1/2) of a share and rounded down to the nearest whole share if less than one-half (1/2) of a share (the "Reverse Split").

The total number of shares of stock which the Corporation shall have authority to issue after the Reverse Split shall be Two Hundred. Million (200,000,000); One Hundred Fifty Million shares (150,000,000) of which are designated as Common Stock, $0.0001 par value per share, and Fifty Million (50,000,000) of which are designated as Preferred Stock, $0.001 par value, which may be subdivided into various Classes or Series with Rights, Privileges and Preferences to be hereafter determined and designated by the Board of Directors, by filing a Certificate of Designation for each separate Class or Series.

SIXTH:          The foregoing amendment of the Certificate of Incorporation of the   Corporation was authorized by the unanimous written consent of the Board of Directors of the Corporation pursuant to Section 141(f) of the Delaware General Corporation Law, followed by the written consent of the holders of a majority of the issued and outstanding shares of the Common Stock of the Corporation pursuant to Section 228(a) of the Delaware General Corporation Law and written notice of the foregoing stockholder consent was provided to all of the stockholders of shares of the Common Stock of the Corporation in accordance with Section 228(e) of the Delaware General Corporation Law.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed and attested this 28th day of August, 2018.

/s/ Delray Wannemacher
Delray Wannemacher, CEO

Attest:

/s/ Daniel Wong

Daniel Wong, COO

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